House of Taylor Jewelry, Inc.

9200 Sunset Blvd., Suite 425

West Hollywood, CA  90069

February 13, 2006

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

RE:

House of Taylor Jewelry, Inc., Inc.

Registration Statement on Form SB-2/Amendment No. 3

File Number 333-128523

Ladies and Gentlemen:

On behalf of House of Taylor Jewelry, Inc., the undersigned hereby requests that the above referenced Registration Statement be declared effective at 2:00 pm Washington D.C. time on Tuesday, February 14, 2006, or as soon thereafter as practicable.  Thank you.

Very truly yours,

House of Taylor Jewelry, Inc.

/s/ Jack Abramov

By: Jack Abramov

President and CEO